

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 8, 2016

<u>Via E-mail</u>
Mr. John Gottfried
Chief Financial Officer
Acadia Realty Trust
411 Theodore Fremd Avenue, Suite 300
Rye, NY 10580

     Re: **Acadia Realty Trust**
              Form 10-K for the fiscal year ended December 31, 2015
              Filed February 19, 2016
              File No. 1-12002

Dear Mr. Gottfried:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       /s/ Jennifer Monick

                       Jennifer Monick
                       Assistant Chief Accountant
                       Office of Real Estate & -
                         Commodities